SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Bylaws Reform Approved

Transformation into a Corporation, Golden Share, Poison Pill and Voting Power Limitation

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby informs its shareholders and the market in general that, within the scope of the Transformation process of Copel into a Corporation, the proposal to amend Copel's Bylaws (“Bylaws”) was approved at the Extraordinary General Shareholders' Meeting held on this date.

As disclosed in Material Fact 08/23, the new Bylaws contemplate changes in order to allow the Company's transformation process into a company with dispersed capital and no controlling shareholder (“Transformation into Corporation”). The main points are highlighted:

•	Authorization for the Board of Directors to approve a capital increase with the purpose of, among other options, of placing shares through a public offering;
•	The creation and issuance of a special class preferred stock to be owned solely by the State of Paraná (“Golden Share”), subject to the closing of the Potential Offering and the Transformation into a Corporation, pursuant to art. 17, § 7, of the Brazilian Corporations Law and in compliance with State Law 21,272/2022;
•	Creation of restriction providing that no shareholder or group of shareholders may cast votes corresponding to more than 10% of the total votes that could be cast by all outstanding shares in each matter submitted to shareholders;
•	Inclusion of a poison-pill provision in the Company’s bylaws seeking to protect the dispersion of shares, which would require that a shareholder or group of shareholders that directly or indirectly becomes the holder of common shares that, together, representing more than 25% of Copel’s voting capital must make a tender offer for the acquisition of all the other common shares, for a price of at least the highest price of the common shares in the last 504 trading sessions prior to the acquisition, updated by the SELIC rate. The tender offer of a shareholder or group of shareholder holding shares representing more than 50% of Copel’s voting capital must be for a price of at least 200% under the same criteria mentioned above;
•	Exclusion of the provisions foreseen by the Brazilian State Company Law.

The resolution of the AGE is subject to the effective Transformation into a Corporation. Thus, the bylaws will only become effective on the date of settlement of a potential primary and/or secondary public offering of common shares or units issued by the Company (the “Potential Offering”).

Curitiba, July 10, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities. Any offers, solicitations or sales of securities will be made in accordance with the registration requirements of the Securities Act and CVM Resolution No. 160, of July 13, 2022 as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date July 10, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.